FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of December 2000

                             STMicroelectronics N.V.

                 -----------------------------------------------
                 (Translation of registrant's name into English)

           Route de Pre-Bois, ICC Bloc A, 1215 Geneva 15, Switzerland

           ----------------------------------------------------------
                    (Address of principal executive offices)

         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

                           Form 20-F  X   Form 40-F
                                     ---           ---

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

                                 Yes       No  X
                                     ---      ---

         [If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-______]

Enclosure:

         A press release dated December 19, 2000 announcing STMicroelectronics' acquisition of Portland Group Inc.



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         STMicroelectronics Announces Acquisition of Portland Group Inc.

       Acquisition reinforces ST's strength in embedded DSP system-on-chip solutions for applications including wireless, wireline, data storage, multimedia and automotive

GENEVA--Dec. 19, 2000--STMicroelectronics (NYSE:STM) today announced an agreement to acquire Portland Group Inc (PGI), a vendor of compilers and software development tools to the high-performance parallel computing market. ST will invest $17.1 million to acquire full ownership of PGI's operations, including the product portfolio, know-how and technologies developed by the company.

Based in Portland, Oregon, PGI is a privately held company that has been operating for 10 years and has world-class expertise in advanced computing architectures and bringing parallel compiler technologies into production on the world's fastest parallel supercomputers.

Compilers and software development tools are the primary interface between a software developer and a computing system; the compiler translates an application written in a high-level programming language into a binary code that a computing system can execute.

The acquisition is the latest stage in the evolution of a close working relationship between ST and PGI. The two companies have been working together for the past two years to develop compiler technology for ST's leading-edge ST100 embedded Digital Signal Processor (DSP) core family. Combining ST's advanced ST100 core designs with PGI's unique compiler expertise provides the best possible performance for the target applications in mobile phones, wideband network access, data storage, automotive and multimedia. ST100 cores are being used in conjunction with embedded memories, peripheral functions and other ST or customer Intellectual Property (IP) to build complete system-on-chip (SoC) solutions. In addition, PGI know-how will strengthen ST capability to build state-of-the-art SoC DSP platforms evolving towards multiprocessor and parallel processing architectures.

"This acquisition is a key component of ST's strategy to deliver market-leading DSP-based system-on-chip solutions for various key applications, including wireless terminals, broadband modems, magnetic and optical disk drives and emerging car multimedia solutions," said Aldo Romano, Corporate Vice-President and General Manager of ST's Telecommunications & Peripheral/Automotive Groups. "Compiler expertise is becoming more important in these markets, so combining PGI's compiler and advanced architecture know-how together with ST's semiconductor technology will enable us to deliver the industry's most efficient DSP-powered system-on-chip platforms."

"The acquisition by ST is a testament to the world-class team of people PGI has assembled over the years," said Vince Schuster, CEO of PGI. "PGI's business model is complementary with ST's existing DSP activities. PGI has always focused on being the leader in its chosen markets and the integration of PGI within ST will allow our combined teams to continue developing world-class compiler products."

STMicroelectronics' innovative ST100 Digital Signal Processor core family with its superscalar and multiple MAC architecture has been conceived specifically to be used in SoC designs for applications such as mobile phone terminals and disk drives, where advanced functions now being added require more processing power.

Fully functional silicon based on the ST120 core - the first member of the ST100 family - has already been delivered to systems companies for prototyping. Recent design wins for the ST100 include: a new chip that will decode next-generation traffic information services for CUE Corp; and multiple solutions at Alcatel for Digital Subscriber Line and Voice-over-IP communications chips.


                                    - more -
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STMicroelectronics                                                      Page Two

About STMicroelectronics

STMicroelectronics (formerly SGS-THOMSON Microelectronics) is a global independent semiconductor company, whose shares are traded on the New York Stock Exchange, on the ParisBourse and on the Milan Stock Exchange. The Company designs, develops, manufactures and markets a broad range of semiconductor integrated circuits (ICs) and discrete devices used in a wide variety of microelectronic applications, including telecommunications systems, computer systems, consumer products, automotive products and industrial automation and control systems. Further information on ST can be found at www.st.com.

Some of the above statements, that are not historical facts, are statements of future expectations and other forward looking statements (within the meaning of Section 27A of the Securities Act of 1933, as amended) that are based on management's current views and assumptions and that involve known and unknown risks and uncertainties that could cause actual results or performances to differ materially from those in such statements due to, amongst other factors:
(i) inability to meet customer demand, (ii) new product developments and technological changes, (iii) manufacturing risks, (iv) inability to achieve timely ramp up of new production capacity, (v) the highly cyclical nature of the semiconductor industry, (vi) changes in customer order patterns and requirements, and (vii) currency fluctuations.

Unfavorable changes in any of the above or other factors listed under "Risk Factors" from time to time in the Company's SEC reports including the Form 20F for the year ended December 31, 1999 which was filed with the SEC on June 27, 2000, could materially affect the Company.

For further information please contact:

Investor Relations Europe:
Benoit deLeusse,
Investor Relations Manager Europe
Tel : +33.4.50.40.24.30
Fax : +33.4.50.40.25.80

Investor Relations USA:
Portia Switzer,
Investor Relations, U.S.
Tel : +1.412.366.8181
Fax : +1.412.366.8388

Press Relations :
Maria Grazia Prestini,
Corporate Press Relations Manager
Tel.: +39 039 603 59 01
Tel.: +33 4 50 40 2532
Fax:  +33 4 50 40 2540
Mariagrazia.prestini@st.com

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                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, STMicroelectronics N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 21, 2000                    STMicroelectronics N.V.

                                           By:    /s/ Pasquale Pistorio
                                              ----------------------------------
                                              Name:   Pasquale Pistorio
                                              Title:  President and Chief
                                                      Executive Officer